

February 10, 2011

Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re:**   **Microsoft Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2010**
>   **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 33

1.	We note from your income tax and segment disclosures in Notes 13 and 22 on pages 68 and 82, respectively, what appears to be disproportionate relationships among domestic and foreign revenues, pre-tax income and tax rates. From Note 22, "Other countries" revenues were 42%, 44% and 41% of fiscal 2010, 2009 and 2008 total revenues, yet appear to comprise 62%, 72% and 47% of fiscal 2010, 2009 and 2008 "International" income before income taxes from Note 13. From Note 13, "Foreign earnings taxed at lower rates" caused a reduction to the fiscal 2010 U.S. statutory rate to effective rate reconciliation of 12% or nearly one-third of the U.S. statutory rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. Tell us how you would consider revision to MD&A to explain the foregoing issues in future filings. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.B of SEC Release No. 33-8350 and "In the Matter of Caterpillar, Inc." SEC Release No. 34-30532.

Financial Condition, page 33

2.   Tell us what consideration you gave to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Financial Statements

Note 11 – Intangible Assets, page 65

3.   Please consider including the weighted-average amortization period of total intangible assets acquired in future filings pursuant to ASC paragraph 350-30-50-1.a.3.

Note 13 – Income Taxes, page 68

4.   We note the caption in your effective income tax rate reconciliation for foreign earnings taxed at lower rates. Please clarify what this amount represents in each of the three years presented. As part of your response, explain how the effect is determined in each fiscal year and identify the significant components of this item.

5.   Tell us what consideration you gave to including a description of the tax years that remain subject to examination by major tax jurisdictions pursuant to ASC paragraph 740-10-50-15.e.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to Financial Statements

Note 16 – Segment Information, page 25

6.   You indicate that certain prior amounts have been recast. Please tell us what changes were made to the composition of your segments and what consideration you gave to describing these changes in your disclosure. In this regard, reconcile the amounts for each segment in fiscal 2010 to the amounts included in your Form 10-Q for the quarterly period ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant